UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 16, 2018

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of May 9, 2018.

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated May 9, 2018 for the 4.338% Fixed-to-Floating Rate Senior Notes due 2024, the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 and the Floating Rate Senior Notes due 2024.

4.1	—	Senior Debt Securities Indenture, dated as of January 17, 2018, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.1 to the Form 6-K (Film No. 18530382) filed by Barclays PLC on January 17, 2018).

4.2	—	Second Supplemental Indenture to the Senior Debt Securities Indenture, dated as of May 16, 2018, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and the Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

4.3	—	The form of Global Note for the 4.338% Fixed-to-Floating Rate Senior Notes due 2024 (incorporated by reference to the Exhibit A to Exhibit 4.2 above).

4.4	—	The form of Global Note for the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 (incorporated by reference to the Exhibit B to Exhibit 4.2 above).

4.5	—	The form of Global Note for the Floating Rate Senior Notes due 2024 (incorporated by reference to the Exhibit C to Exhibit 4.2 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the 4.338% Fixed-to-Floating Rate Senior Notes due 2024, the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 and the Floating Rate Senior Notes due 2024.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 4.338% Fixed-to-Floating Rate Senior Notes due 2024, the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 and the Floating Rate Senior Notes due 2024.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation with respect to the 4.338% Fixed-to-Floating Rate Senior Notes due 2024, the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 and the Floating Rate Senior Notes due 2024.

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation with respect to the 4.338% Fixed-to-Floating Rate Senior Notes due 2024, the 4.972% Fixed-to-Floating Rate Senior Notes due 2029 and the Floating Rate Senior Notes due 2024 (incorporated by reference to Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 16, 2018	By:	/s/ Karen Rowe
Name: Karen Rowe
Title: Assistant Secretary